Mail Stop 3561

September 28, 2006

Morgan K. O'Brien
Chief Executive Officer
Duquesne Light Holdings, Inc.
411 Seventh Avenue
Pittsburgh, PA 15219

      Re: Duquesne Light Holdings, Inc.
             Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
             Filed September 22, 2006
             File No. 1-10290

Dear Mr. O'Brien:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note Stephen W. Hamilton's statement in the response letter that you have authorized him to make the three acknowledgements that we requested in our comment letter dated August 16, 2006. Please note that the written acknowledgements must come from the registrant directly. Accordingly, please have the registrant furnish the requested written acknowledgements directly.

The Merger Agreement, page 49

2. We note your response to comment 3 in our letter dated August 16, 2006. It appears that your disclosure continues to state on page 50 that the merger

agreement was included "[o]nly to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding the Company or its business." You further state, "The provisions of the merger agreement, including the representations, warranties, covenants and agreements contained therein…are intended to benefit only the parties to the merger agreement. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about the Company, and you should read the information provided elsewhere in this document and in the documents incorporated by reference into this document for information regarding the Company and its business." Please further revise to remove any potential implication or assertion that the referenced merger agreement does not constitute public disclosure under the federal securities laws. In this regard, please note that the merger agreement constitutes public disclosure under the federal securities laws.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Stephen W. Hamilton, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Fax: (202) 371-7911